September 28, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX

Mr. Raymond D. Martz
Chief Financial Officer
Eagle Hospitality Properties Trust, Inc.
100 E. RiverCenter Blvd., Suite 480
Covington, KY 41011

RE: Eagle Hospitality Properties Trust, Inc.
Form 10-K for the year ended December 31, 2005
File no. 001-32279

Dear Mr. Martz:

        We have reviewed your letter filed on August 17, 2006 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10K for the year ended December 31, 2005

Item 6. Selected Historical Financial and Other Data, page 26

1. We have reviewed your response to prior comment two and are unaware of a requirement to present FFO on a "fully-diluted" basis and do not understand how a measure other than a per share measure can be "fully-diluted". Please explain or revise your reference to FFO to clearly explain the measure you have presented.

<u>Consolidated and Combined Statements of Operations and Comprehensive Income, page 48</u>

2. We note your response to our prior comment number four. In reviewing your subsequent filings, you have not revised your presentation to include stock-based compensation in the relevant line item in which it would be included had it been paid with cash, although you state that you have revised it commencing with your March 31, 2006 filing. Please advise.


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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. If you have any questions, you may contact Kelly McCusker at (202) 551-3433 or me at (202) 551-3403.

Sincerely,

Steven Jacobs
Branch Chief